For Immediate Release September 7, 2006

Flying J and Shell Canada to transform the Canadian road transport industry

Calgary, Alberta - Shell Canada and Flying J Canada Inc. are pleased to announce today that they are combining their road transport businesses in Canada.

This new joint venture will include Shell Canada’s national cardlock network and Flying J’s Canadian travel plazas. As well, Shell and Flying J plan to invest more than $200 million to build new facilities - including more than 15 new travel plazas which will feature Shell gasolines - and remodel existing ones to create a comprehensive network for Canadian road transport customers.

“Flying J is the undisputed leader in the North American highway hospitality and service business,” said Les Markiewicz, General Manager, Commercial Sales and Marketing, Shell Canada. “Combining Flying J’s high quality services and facility standards with Shell’s nation-wide cardlock network and world-class fuels and lubricants, highlights the best of both companies.”

Customers can expect an enhanced level of service, which includes showers, restrooms, food and seating areas as well as access to a suite of ancillary services such as banking, truck and trailer leasing and sales, insurance, payroll services, freight matching, and document management. Shell Canada and Flying J will also continue to offer their respective loyalty programs to customers.

“The road transport industry in Canada is growing and changing,” says J. Phillip Adams, President, Flying J Inc. “Working together, we have the opportunity to grow our business, invest in our combined network and reduce costs, all in a way that maximizes the benefit for customers.”

In addition to the network, this amalgamation includes the operational services of Shell Canada’s commercial fleet cards, which were previously developed and distributed with TCH, a Flying J company that specializes in multi-faceted money transfer products like fuel cards backed by leading web-based applications.

“TCH provides the transportation industry with the most efficient, cost effective financial services available,” says Ted Jones, President, TCH. “We look forward to providing Canadian customers with access to a high-level of customer care, simplified systems and a single source solution for all their financing needs.”

Today’s announcement builds on an existing relationship between Shell Canada and Flying J, which have worked together in the fuel supply, commercial card and road transport business. Most recently, Shell Canada and Flying J opened state-of-the-art travel plazas in Edmonton, Alberta and Winnipeg, Manitoba. Plans to open other travel plazas in Western Canada later this year are underway.

For more information, please contact:
Denita Davis	Virginia Parker
Shell Canada Limited	Flying J Canada Inc.
403-691-2168	801-624-1171

About Shell Canada Products
Shell Canada’s road transport business is held and operated by a wholly owned partnership, Shell Canada Products, which manufactures, distributes and markets refined petroleum products across Canada. Shell's three refineries convert crude oil into low sulphur gasoline and diesel fuel, aviation fuels, solvents, lubricants, asphalt and heavy fuel oils. Shell Canada Products supplies these products to retail, commercial and road transport markets through its Canada-wide network of Shell and private-branded retail and cardlock sites. More information can be found at www.shell.ca.

About Flying J Inc.
Flying J is a privately held company based in Ogden, Utah, and has the distinction of being ranked number 30 among Forbes’ 500 Largest Private Companies in America with 2005 annual sales of $11 billion. This fully integrated oil company is the largest retail distributor of diesel fuel in North America and employs over 14,000 people across the U.S. and Canada through its interstate operations, transportation, refining and supply, exploration and production, financial services and communications divisions. For more information, visit www.flyingj.com.

Cautionary Note for Shell Canada
This document contains “forward-looking statements” based upon management’s assessment of the Company’s future plans and operations. These forward-looking statements include references to anticipated growth, future capital and other expenditures and operational reliability.

Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct. Forward-looking statements involve numerous known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated by the Company. These assumptions, risks and uncertainties include, but are not limited to, demand for oil, gas and related products, disruptions in supply, fluctuations in oil and gas prices, industry operating conditions, operating costs, market competition, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.